

March 4, 2013

<u>Via E-mail</u>
Mr. James M. Cassidy
President and Director
Essential Telecommunications, Inc.
215 Apolena Avenue
Newport Beach, CA 92662

> **Re: Essential Telecommunications, Inc., formerly Beachgate Acquisition**
> **Corporation**
> **Amendment No.2 to Registration Statement on Form 10**
> **Filed February 19, 2013**
> **File No. 0-54825**

Dear Mr. Cassidy:

We reviewed the filing and have the comments below.

<u>General</u>

1. As appropriate, revise your disclosures throughout the registration statement to reflect the registrant's current name. For example, refer to the risk factors section and the signature page. In addition, please make similar changes to your "Conflicts of Interest" disclosure on page 26, including changing the name of Backgate Acquisition Corporation to JMJP Partners, Inc.

<u>Exhibits</u>

2. Please file as an exhibit to the registration statement the amendment to the certificate of incorporation reflecting the registrant's change of name.

<u>Financial Statements</u>

<u>General</u>

3. We note you did not respond to comment five from our letter dated February 13, 2013. Since you did not withdraw your Form 10 prior to it going automatically effective, you are now subject to the reporting requirements of the Exchange Act. The Exchange Act requires that

you file Forms 10-K and 10-Q even if we still have open comments on your Form 10. As previously requested, please immediately file your Form 10-Q for the most recent interim period subsequent to July 31, 2012. Please refer to Rule 13a-13 of the Exchange Act and General Instruction A to Form 10-Q.

You may contact Ernest M. Greene, Staff Accountant, at (202) 551-3733 or Rufus G. Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Era Anagnosti, Staff Attorney, at (202) 551-3369 if you have any other questions.

Very truly yours,

/s/ Era Anagnosti

for Pamela A. Long
Assistant Director